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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 8 )*


     Individual Investor Group, Inc. (Formerly Financial Data Systems, Inc.)
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    455907105
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                                 (CUSIP Number)

         Howard E. Steinberg, Senior Vice President and General Counsel
                     Reliance Financial Services Corporation
           Park Avenue Plaza, New York, New York 10055 (212) 909-1100
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)

                                   See Item 5
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


                                        3

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The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                       4

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                                  SCHEDULE 13D

CUSIP No. 455907105                                       Page   2  of  6 Pages
          ------------                                          ----    --


1.       NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Reliance Financial Services Corporation
         I.R.S. Employer Identification No.:  50-0113548


2.       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]

                                                                       (b) [x]


3.       SEC USE ONLY


4.       SOURCE OF FUNDS

         Not Applicable


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [x]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware


                 7.       SOLE VOTING POWER
  NUMBER OF                      666,666
    SHARES
BENEFICIALLY     8.       SHARED VOTING POWER
  OWNED BY
    EACH         9.       SOLE DISPOSITIVE POWER
 REPORTING                       666,666
   PERSON
    WITH         10.      SHARED DISPOSITIVE POWER


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               666,666

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [ ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.3%

14.      TYPE OF REPORTING PERSON*

               HC

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                                  SCHEDULE 13D

CUSIP No. 455907105                                     Page   3   of  6  Pages
          ---------                                          -----    ---

1.       NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Saul P. Steinberg


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]

                                                                         (b) [x]


3.       SEC USE ONLY


4.       SOURCE OF FUNDS

         Not Applicable


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [x]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America


                                            7.       SOLE VOTING POWER
  NUMBER OF                                                621,424
   SHARES
BENEFICIALLY                                8.       SHARED VOTING POWER
  OWNED BY
    EACH                                    9.       SOLE DISPOSITIVE POWER
 REPORTING                                                  621,424
   PERSON
    WITH                                    10.      SHARED DISPOSITIVE POWER


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          621,424

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [ ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.7%

14.      TYPE OF REPORTING PERSON*

           IN

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                  The following information amends or supplements, as the case may be, the information previously filed by Reliance Financial Services Corporation ("Reliance Financial") relating to the ownership by its subsidiaries of the class of securities (the "Security") listed on the cover of this Schedule 13D.

                  The following information also amends or supplements, as the case may be, the information previously filed by Saul P. Steinberg relating to his ownership of the Security.

         ITEM 2.  Identity and Background.

                  The information in Item 2 with respect to Bernard L. Schwartz is amended to read in its entirety as follows:

         Bernard L. Schwartz                  Director, Reliance Financial
         Loral Space & Communications Ltd.    and RGH; Chairman of the
         600 Third Avenue                     Board, Chief Executive
         New York, New York 10016             Officer, Loral Space &
                                              Communications Ltd., a
                                              high-technology company
                                              concentrating on satellite
                                              manufacturing and
                                              satellite-based services


                  The information in Item 2 with respect to Thomas J. Stanton, Jr. is hereby deleted in its entirety.


         ITEM 5.  Interest in Securities of the Issuer.


                  The information in Item 5 is amended to read in its entirety as follows:

                  According to information obtained by the filing persons, the number of shares of the Security outstanding has increased to 7,146,071 shares. As a result, the 666,666 shares of the Security beneficially owned by Reliance Financial comprise, to the best knowledge of Reliance Financial, approximately 9.3% of the Securities outstanding. RIC has sole voting and dispositive power over the Securities beneficially owned by Reliance Financial.


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                  As a result of the increase in the number of shares of the
         Security outstanding, the Securities beneficially owned by Saul P. Steinberg, which total 621,424 shares, to the best knowledge of Saul P.

         Steinberg, comprise 8.7% of the Securities outstanding. Subject to the Security Agreement disclosed in Item 6 herein, Saul P. Steinberg has sole voting and dispositive power over the Securities beneficially owned by him.

                  To the best knowledge of Reliance Financial, the other persons named in Item 2 hereof do not own in the aggregate more than 5,000 shares of the Security except for Bruce L. Sokoloff who, to the best knowledge of Reliance Financial, beneficially owns 36,000 shares of the Security, including 20,000 shares which Mr. Sokoloff has the right to acquire pursuant to currently exercisable options. Except as set forth in Item 6 below, neither Reliance Financial nor Saul P. Steinberg, nor to Reliance Financial's knowledge, any of the other persons named in
         Item 2 hereof has effected any transaction in the Security during the 60 days preceding the date of this filing.


         ITEM 6.  Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

                  The last paragraph of Item 6 is amended to read in its entirety as follows:

         Pursuant to a Guaranty and Security Agreement, dated December 30, 1997 (the "Security Agreement"), in favor of Republic National Bank of New York ("Republic"), Saul P. Steinberg and Jonathan L. Steinberg, jointly and severally, guaranteed a $9,000,000 demand grid note, dated December 30, 1997, of Wise Partners, L.P., a Delaware limited partnership of which Saul P. Steinberg is the limited partner and Jonathan L. Steinberg is the general partner, and Saul P. Steinberg pledged to Republic 500,000 shares of the Securities and Jonathan L. Steinberg pledged to Republic 55,000 shares of the Securities as partial security for such guaranty. Upon an event of default under the Security Agreement, Republic may, with notice, exercise all voting rights and foreclose upon and sell such pledged shares. Except for the foregoing or as previously disclosed, Saul P. Steinberg does not have any contract, arrangement, understanding or relationship with any person with respect to any of the Securities.


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         ITEM 7.  Material to Be Filed as Exhibits.

         1. Security Agreement (incorporated by reference to Exhibit 10.9 of Amendment No. 6 to the Schedule 13D of Jonathan Steinberg relating to the Issuer)

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                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  January 15, 1998


                                     RELIANCE FINANCIAL SERVICES CORPORATION


                                     By:    /s/  James E. Yacobucci
                                         --------------------------
                                           James E. Yacobucci
                                           Senior Vice President-Investments

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                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  January 15, 1998


                                                     By: /s/  Saul P. Steinberg
                                                        -----------------------
                                                         Saul P. Steinberg

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                                  EXHIBIT INDEX
                                  -------------

         Exhibit No.             Exhibit Name                        Page No.
         ----------              ------------                        -------

              1.                 Security Agreement
                                 dated December 30, 1997